Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

和記電訊國際有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

SUSPENSION OF TRADING IN SHARES

The board of directors of Hutchison Telecommunications International Limited (the “Company”) announces that at the request of the Company, trading in the shares of the Company on The Stock Exchange of Hong Kong Limited will be suspended with effect from 9:30 a.m. on 12 May 2010 pending the release of an announcement regarding, amongst other things, the voting results of the Court Meeting and the EGM (both as defined in the composite scheme document issued jointly by the Company, Hutchison Whampoa Limited and Hutchison Telecommunications Holdings Limited dated 15 March 2010) to be held on 12 May 2010.

By Order of the Board

Edith Shih
Company Secretary

Hong Kong, 12 May 2010

As at the date of this announcement, the Directors of the Company are:

Executive Directors: Mr. LUI Dennis Pok Man Mr. Christopher John FOLL Mr. CHAN Ting Yu (also Alternate to Mr. Lui Dennis Pok Man)	Independent Non-executive Directors: Mr. KWAN Kai Cheong Mr. John W. STANTON Mr. Kevin WESTLEY

Non-executive Directors: Mr. FOK Kin-ning, Canning (Chairman) Mrs. CHOW WOO Mo Fong, Susan (also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt) Mr. Frank John SIXT	Alternate Director: Mr. WOO Chiu Man, Cliff (Alternate to Mr. Christopher John Foll)